UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Mei Liang

RW LSG Holdings LLC

c/o Riverwood Capital Partners L.P.

70 Willow Road, Suite 100

Menlo Park, CA 94025

(650) 687-7300

Copy to:

Kirsten Jensen

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

1.	Names of Reporting Persons. RW LSG Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,822,047
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 66,822,047
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,822,047
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.3%*
14.	Type of Reporting Persons (See Instructions) OO

*	See Item 5 for calculation details.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,822,047*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 66,822,047*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,822,047*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.3%**
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

**	See Item 5 for calculation details.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,822,047*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 66,822,047*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,822,047*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.3%**
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

**	See Item 5 for calculation details.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,822,047*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 66,822,047*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,822,047*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.3%**
14.	Type of Reporting Persons (See Instructions) OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

**	See Item 5 for calculation details.

CUSIP No. 53224G103

1.	Names of Reporting Persons. RW LSG Management Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,664,760
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,664,760
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.7%*
14.	Type of Reporting Persons (See Instructions) OO

*	See Item 5 for calculation details.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Management L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,664,760*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,664,760*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,760*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.7%**
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

**	See Item 5 for calculation details.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,664,760*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,664,760*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,760*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.7%**
14.	Type of Reporting Persons (See Instructions) OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

**	See Item 5 for calculation details.

This Amendment No. 5 supplements and amends the initial statement on Schedule 13D filed by (i) RW LSG Holdings LLC, (ii) Riverwood Capital Partners L.P., (iii) Riverwood Capital L.P., (iv) Riverwood Capital GP Ltd., (v) RW LSG Management Holdings LLC, (vi) Riverwood Capital Management L.P. and (vii) Riverwood Capital Management Ltd., with the Securities and Exchange Commission on June 4, 2012 with respect to shares of Common Stock, par value $0.001 per share, of Lighting Science Group Corporation (the “Initial Statement”) as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto filed with the Securities and Exchange Commission on June 13, 2012, June 20, 2012, September 26, 2012 and September 13, 2013 respectively (as amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following after the first paragraph thereof:

The aggregate funds used in connection with the January 3, 2014 purchase of Series J Preferred and Series J Initial Warrants (as defined in Item 4) were $2,860,000. These funds were provided from general funds available to the Reporting Persons, including capital contributions from their investors.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by replacing the third paragraph from the end thereof in its entirety with the following:

January 2014 Series J Preferred Subscription

On January 3, 2014, RW LSGH entered into a Series J Subscription Agreement (the “Second Series J Subscription Agreement”) with the Issuer, pursuant to which on such date RW LSGH purchased from the Issuer units of the Issuer’s securities consisting of (i) an additional 2,860 shares of Series J Preferred and (ii) a warrant to purchase 7,579,000 shares of Common Stock (the “Series J Initial Warrant”), at an aggregate purchase price of $2,860,000, or a per unit price of $1,000 for each unit comprised of one share of Series J Preferred and a warrant to purchase 2,650 shares of Common Stock.

In addition, under the terms of the Series J Subscription Agreement, as a result of the transactions under the Second Series J Subscription Agreement, RW LSGH had the right to exchange each share of Series J Preferred held by it purchased under the Series J Subscription Agreement for one share of Series J Preferred plus a warrant to purchase 2,650 shares of Common Stock. On January 3, 2014, to consummate this exchange, the Company issued RW LSGH a warrant to purchase 6,344,100 shares of Common Stock (the “Series J Exchange Warrant”).

The Series J Initial Warrant and Series J Exchange Warrant are each exercisable in whole or in part at the option of the holder at any time prior to January 3, 2019, at an exercise price of $0.001 per share of Common Stock.

On January 3, 2014, in connection with the sale and issuance of the Series J Preferred under the Second Series J Subscription Agreement, certain amendments were entered into with respect to the Series J Certificate (as so amended, the “First Amended Series J Certificate”) and the Amended Series H Certificate (as so amended, the “Second Amended Series H Certificate”) to modify certain consent and board representation rights.

The description of the terms and conditions of the Second Series J Subscription Agreement, the Series J Initial Warrant, the Series J Exchange Warrant, the First Amended Series J

Certificate, the Second Amended Series H Certificate, the Series J Subscription Agreement, the Series J Certificate, the Subscription Agreement, the Series H Subscription Agreement Amendment, the Series H Certificate, the Amended Series H Certificate, Registration Rights Agreement, the Co-Sale Letter, the Services Agreement, the Warrant, the Letter Agreements, the New Warrant, the Amended and Restated Registration Rights Agreement, the Four-Party Co-Sale Letter, the Three-Party Co-Sale Letter, the Control Event Letter, the Fee Waiver Letter and the Voting Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement attached hereto as Exhibit 3, the Series H Certificate attached hereto as Exhibit 4, the Registration Rights Agreement attached hereto as Exhibit 5, the Co-Sale Letter attached hereto as Exhibit 6, the Services Agreement attached hereto as Exhibit 7, the Warrant attached hereto as Exhibit 8, the Letter Agreements attached hereto as Exhibits 9 and 10, the New Warrant attached hereto as Exhibit 11, the Amended and Restated Registration Rights Agreement attached hereto as Exhibit 12, the Four-Party Co-Sale Letter attached hereto as Exhibit 13, the Three-Party Co-Sale Letter attached hereto as Exhibit 14, the Control Event Letter attached hereto as Exhibit 15, the Fee Waiver Letter attached hereto as Exhibit 16, the Voting Agreement attached hereto as Exhibit 17, the Series J Subscription Agreement attached hereto as Exhibit 18, the Series J Certificate attached hereto as Exhibit 19, the Amended Series H Certificate attached hereto as Exhibit 20, and the Series H Subscription Agreement Amendment attached hereto as Exhibit 21, the Second Series J Subscription Agreement attached hereto as Exhibit 22, the Series J Initial Warrant attached hereto as Exhibit 23, the Series J Exchange Warrant attached hereto as Exhibit 24, the First Amended Series J Certificate attached hereto as Exhibit 25 and the Second Amended Series H Certificate attached hereto as Exhibit 26, each of which is incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the first two paragraphs thereof in their entirety with the following:

(a), (b) The following disclosure assumes that there are 274,971,566 shares of Common Stock outstanding as of November 11, 2013, which figure is based on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013 and filed on November 14, 2013, plus the number of shares of Common Stock that may be received upon the conversion of Series H Preferred, Series J Preferred and/or upon the exercise of the New Warrant and Series J Warrant, as applicable, beneficially owned by the Reporting Persons.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), RW LSGH may be deemed to beneficially own an aggregate of 66,822,047 shares of Common Stock, of which 52,898,947 are subject to issuance upon the conversion of the Series H Preferred and Series J held by RW LSGH, 7,579,000 upon the exercise of the Series J Initial Warrant and 6,344,100 upon the exercise of the Series J Exchange Warrant and which constitute in the aggregate approximately 24.3% of the Common Stock outstanding as of the date of this filing.

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the fourth paragraph thereof in its entirety with the following:

Pursuant to Rule 13d-3 under the Exchange Act, RW LSGM may be deemed to beneficially own 12,664,760 shares of Common Stock, which are subject to issuance upon exercise of the New Warrant held by RW LSGM and which constitute approximately 5.7% of the Common Stock outstanding as of the date of this filing.

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the eighth paragraph thereof in its entirety with the following:

(c) Except as set forth in Item 4 hereof, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons nor any other persons named in response to Item 2 hereof has engaged in any transactions in any shares of Common Stock during the past sixty days.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding additional exhibits as follows:

22.	Series J Subscription Agreement, dated as of January 3, 2014, by and between Lighting Science Group Corporation and RW LSG Holdings, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Lighting Science Group Corporation on January 7, 2014).

23.	Warrant to Purchase Common Stock, issued as of January 3, 2014 to RW LSG Holdings, LLC (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by Lighting Science Group Corporation on January 7, 2014).

24.	Warrant to Purchase Common Stock, issued as of January 3, 2014 to RW LSG Holdings, LLC (incorporated by reference to Exhibit 4.9 to the Current Report on Form 8-K filed by Lighting Science Group Corporation on January 7, 2014).

25.	Amended and Restated Certificate of Designation of Series J Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on January 3, 2014 (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Lighting Science Group Corporation on January 7, 2014).

26.	Amended and Restated Certificate of Designation of Series H Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on January 3, 2014 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Lighting Science Group Corporation on January 7, 2014).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 7, 2014

RW LSG HOLDINGS LLC

By:	Riverwood Capital Partners L.P.,
as Managing Member

By:	Riverwood Capital L.P.,
as General Partner

By:	Riverwood Capital GP Ltd.,
as General Partner

By:	*
	Name:	Michael E. Marks
	Title:	Director & CEO

RW LSG MANAGEMENT HOLDINGS LLC

By:	Riverwood Capital Management L.P.,
as Managing Member

By:	Riverwood Capital Management Ltd.,
as General Partner

By:	*
	Name:	Michael E. Marks
	Title:	Director

RIVERWOOD CAPITAL PARTNERS L.P

By:	Riverwood Capital L.P.,
as General Partner

By:	Riverwood Capital GP Ltd.,
as General Partner

By:	*
	Name:	Michael E. Marks
	Title:	Director & CEO

RIVERWOOD CAPITAL L.P.

By:	Riverwood Capital GP Ltd.,
as General Partner

By:	*
	Name:	Michael E. Marks
	Title:	Director & CEO

RIVERWOOD CAPITAL GP LTD.

By:	*
	Name:	Michael E. Marks
	Title:	Director & CEO

RIVERWOOD CAPITAL MANAGEMENT L.P.

By:	Riverwood Capital Management Ltd.,
as General Partner

By:	*
	Name:	Michael E. Marks
	Title:	Director

RIVERWOOD CAPITAL MANAGEMENT LTD.

By:	*
	Name:	Michael E. Marks
	Title:	Director

*/s/ Mei Liang
Attorney-in-Fact for Reporting Persons pursuant to Power of Attorney